BLACKWELL  Eric J. Gervais        4801 MAIN STREET        DIRECT LINE        FAX
 SANDERS   Associate              SUITE 1000              (816) 983-8362     (816) 983-8080
   LLP                            KANSAS CITY, MO  64112
           EMAIL ADDRESS                                  TELEPHONE          WEBSITE ADDRESS
           egervais@blackwellsanders.com                  (816) 983-8000     www.blackwellsanders.com

                               September 28, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Larry L. Greene, Senior Counsel

     Re:  Tortoise Gas and Oil Corporation (the "Company")

Dear Mr. Greene:

     Today the  Company  filed via EDGAR a  Registration  Statement  on Form N-2 pursuant to Section 8(b) of the Investment  Company Act of 1940, as amended (the
"1940 Act"). The Company's common shares are not currently  registered under the
Securities  Act of 1933, as amended (the "1933 Act"),  and have been offered and sold  pursuant  to  a  confidential  offering  memorandum  only  to  "accredited investors,"  as  defined  in  Regulation  D under  the  1933  Act,  and a single
"qualified institutional buyer," as defined in Rule 144A under the 1933 Act.

     Please call the  undersigned  at (816)  983-8362 with any questions you may have.

                                       Sincerely,

                                       /s/ Eric J. Gervais

EJG